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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
                              --------------------

                           CASELLA WASTE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              --------------------

       Options to Purchase Class A Common Stock, $.01 Par Value Per Share,
              Having an Exercise Price of $12.00 or more Per Share
                         (Title of Class of Securities)
                                ----------------

                                   147448 10 4
                      (CUSIP Number of Class of Securities)
                        (Underlying Class A Common Stock)

                                ----------------

                                 John W. Casella
                             Chief Executive Officer
                           Casella Waste Systems, Inc.
                               25 Greens Hill Lane
                             Rutland, Vermont 05701
                                 (802) 775-0325
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Jeffrey A. Stein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                            CALCULATION OF FILING FEE

================================================================================

        Transaction valuation*                   Amount of filing fee
--------------------------------------- ----------------------------------------
            $15,833,000.00                             $3,166.60+
================================================================================
+    Previously paid

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,937,050 shares of Class A common stock of Casella Waste Systems, Inc. having an aggregate value of $15,833,000.00 as of June 29, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable.       Filing party: Not applicable.
     Form or Registration No.: Not applicable.     Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                         INTRODUCTORY STATEMENT

This Amendment No. 1 amends and restates the Tender Offer Statement on Schedule TO filed by Casella Waste Systems, Inc. (the "Company") with the Securities and Exchange Commission on July 2, 2001. This Amendment No. 1 includes the Supplement dated July 19, 2001 to the Offer to Exchange, as attached to the Tender Offer Statement as Exhibit (a)(7).

ITEM 1.       SUMMARY TERM SHEET.

          The information set forth under "Summary Term Sheet" in the document entitled "Exchange of Outstanding Stock Options held by Employees of Casella Waste Systems, Inc.", dated July 2, 2001 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Casella Waste Systems, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices is 25 Greens Hill Lane, Rutland, Vermont 05701, (802) 775-0325. The information set forth in the Offer to Exchange under Section 9 ("Information About Casella Waste Systems, Inc.; Financial Information; Risk Factors") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange options having an exercise price of $12.00 or more per share (the "Options") outstanding under each of the Company's 1996 Stock Option Plan and the Amended and Restated 1997 Stock Incentive Plan, the KTI, Inc. 1994 Long-Term Incentive Award Plan (which the Company assumed in its merger with KTI) and the KTI, Inc. Non-Plan Stock Option Terms and Conditions (which the Company assumed in its merger with KTI) to purchase shares of the Company's Class A Common Stock, $.01 par value per share ("Option Shares"), for new options (the "New Options") that will be granted under and subject to the Amended and Restated 1997 Stock Incentive Plan (the "Option Plan"), upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the "Offer") excludes the class of options held by optionholders who are not employees of the Company or one of its subsidiaries on the date the Offer expires (the "Offer Period") and options held by directors and executive officers of the Company. In the aggregate, there are 1,937,050 shares of Class A Common Stock underlying the Options covered in this Offer. For every two eligible option shares surrendered, the Company will grant an option for one new option to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Class A Common Stock") is incorporated herein by reference.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of Casella Waste Systems, Inc.") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.       TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of This Offer"),
Section 8 ("Source and Amount of Consideration; Terms of New Options"),
Section 9 ("Information About Casella Waste Systems, Inc.; Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.       PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10.      FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Casella Waste Systems, Inc.; Financial Information; Risk Factors"), including the Supplement dated July 18, 2001 to the Offer to Exchange, and Section 16 ("Additional Information"), and on pages 52 through 60 of the Company's Annual Report on Form 10-K for its fiscal year ended April 30, 2000, filed August 4, 2000, as amended August 28, 2000, and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2001, filed March 16, 2001, as amended March 19, 2001, is incorporated herein by reference. The Company's ratio of earnings to fixed charges was 2.38x and 3.01x for the fiscal years ended April 30, 2000 and 1999, respectively, and 2.91x for the nine-month period ended January 31, 2000. The Company's earnings available for fixed charges of $27,483,492 were inadequate to cover our fixed charges of $34,146,870 for the nine months ended January 31, 2001. The Company's book value per share was $11.50 as of January 31, 2001.

         (b) Not applicable.

ITEM 11.      ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12.      EXHIBITS.

         (a) (1)  Offer to Exchange dated July 2, 2001.

             (2)* Form of Letter to Eligible Optionholders and Summary of Terms.

             (3)* Form of Election Form.

             (4)* Form of Notice of Change in Election From Accept to Reject.

             (5)* Form of Notice of Change in Election From Reject to Accept.

             (6)* Form of Promise to Grant Stock Options.

             (7) Supplement dated July 19, 2001 to Offer to Exchange dated July 2, 2001.

         (b) Not applicable.

         (d) (1) Casella Waste Systems, Inc. 1996 Stock Option Plan is incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-33135).

             (2) Casella Waste Systems, Inc. Amended and Restated 1997 Stock Incentive Plan is incorporated herein by reference to Annex D to the Company's Registration Statement on Form S-4 (File No. 333-90913).

             (3)* KTI, Inc. 1994 Long-Term Incentive Award Plan.

             (4)* KTI, Inc. Non-Plan Stock Option Terms and Conditions.

             (5)* Form of Incentive Stock Option Agreement Pursuant to the
                  Casella Waste Systems, Inc. Amended and Restated 1997 Stock Incentive Plan.

             (6)* Form of Nonqualified Stock Option Agreement Pursuant to the
                  Casella Waste Systems, Inc. Amended and Restated 1997 Stock Incentive Plan.

             (7) Annual Report on Form 10-K for the fiscal year ended April 30, 2000, filed August 4, 2000, as amended August 28, 2000 (File No. 000-23211), is incorporated herein by reference.

             (8) Quarterly Report on Form 10-K for the fiscal year ended January 31, 2001, filed March 16, 2001, as amended March 15, 2001 (File No. 000-23211), is incorporated herein by reference.

             (9) Current Report on Form 8-K, filed July 2, 2001 (File No. 000-23211), is incorporated herein by reference.

         (g) Not applicable.

         (h) Not applicable.

--------------------

* Previously filed

ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                           CASELLA WASTE SYSTEMS, INC.


                                           /s/ John W. Casella
                                           ------------------------------------
                                           John W. Casella
                                           Chairman and Chief Executive Officer
Date: July 19, 2001

                                  EXHIBIT INDEX


Exhibit          Description
Number           -----------
------

(a)(1)         Offer to Exchange dated July 2, 2001.

(a)(2)*        Form of Letter to Eligible Option Holders and Summary of Terms.

(a)(3)*        Form of Election Form.

(a)(4)*        Form of Notice of Change in Election From Accept to Reject.

(a)(5)*        Form of Notice of Change in Election From Reject to Accept.

(a)(6)*        Form of Promise to Grant Stock Options.

(a)(7)         Supplement dated July 19, 2001 to Offer to Exchange dated
               July 2, 2001

(d)(1) Casella Waste Systems, Inc. 1996 Stock Option Plan is incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1
               (File No. 333-33135).

(d)(2)         Casella Waste Systems, Inc. Amended and Restated 1997 Stock
               Incentive Plan is incorporated herein by reference to Annex D to the Company's Registration Statement on Form S-4 (File No.
               333-90913).

(d)(3)*        KTI, Inc. 1994 Long-Term Incentive Award Plan.

(d)(4)*        KTI, Inc. Non-Plan Stock Option Terms and Conditions.

(d)(5)*        Form of Incentive Stock Option Agreement Pursuant to the Casella
               Waste Systems, Inc. Amended and Restated 1997 Stock Incentive
               Plan.

(d)(6)*        Form of Nonqualified Stock Option Agreement Pursuant to the
               Casella Waste Systems, Inc. Amended and Restated 1997 Stock
               Incentive Plan.

(7)            Annual Report on Form 10-K for the fiscal year ended April 30,
               2000, filed August 4, 2000, as amended August 28, 2000 (File
               No. 000-23211), is incorporated herein by reference.

(8)            Quarterly Report on Form 10-K for the fiscal year ended January
               31, 2001, filed March 16, 2001, as amended March 15, 2001 (File
               No. 000-23211), is incorporated herein by reference.

(d)(9)         Current Report on Form 8-K, filed July 2, 2001 (File No.
               000-23211), is incorporated herein by reference.

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* Previously filed